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FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Announces Completion of Patient Enrollment in U.S. Randomized Phase 2 Ovarian Cancer Study

CALGARY, AB, --- September 3, 2014 - Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) today announced that patient enrollment has been completed in a randomized Phase 2 study of paclitaxel plus REOLYSIN® versus paclitaxel alone in patients with persistent or recurrent ovarian, fallopian tube or primary peritoneal cancer (GOG186H). The study chair is David E. Cohn, MD, gynecologic oncology division director at The Ohio State University Comprehensive Cancer Center – Arthur G. James Cancer Hospital and Richard J. Solove Research Institute (OSUCCC – James). This is a legacy study done by the Gynecologic Oncology Group, now incorporated into NRG Oncology. The trial is sponsored by the U.S. National Cancer Institute (NCI) through a Clinical Trials Agreement between the Cancer Therapy Evaluation Program, Division of Cancer Treatment and Diagnosis, NCI and Oncolytics. Oncolytics is providing clinical supplies of REOLYSIN.

“Our randomized clinical program continues to gather momentum as this is the second randomized study sponsored by the NCI that has completed enrollment in the last quarter,” said Dr. Brad Thompson, President and CEO of Oncolytics. “Ovarian cancer is often diagnosed at a very late stage, requiring more aggressive interventions and resulting in relatively low five-year survival rates.”

The current study is a randomized Phase 2 trial of weekly paclitaxel versus weekly paclitaxel with REOLYSIN in patients with persistent or recurrent ovarian, fallopian tube or primary peritoneal cancer. Patients were randomized to receive either paclitaxel alone or paclitaxel plus REOLYSIN. Patients in both arms received treatment with paclitaxel, with the second arm also receiving intravenous REOLYSIN. Patients received standard doses of paclitaxel on days one, eight, and 15 every 28 days. In the second arm, patients received, on days one through five of each 28-day cycle, intravenous REOLYSIN at a dose of 3x1010 TCID50.

The primary objectives of the trial are to estimate the progression-free survival hazard ratio of the combination of weekly paclitaxel with REOLYSIN to weekly paclitaxel alone in patients with persistent or recurrent ovarian, fallopian tube, or primary peritoneal cancer and to determine the frequency and severity of adverse events associated with treatment with weekly paclitaxel alone and weekly paclitaxel with REOLYSIN as assessed by Common Terminology Criteria for Adverse Events (CTCAE). The secondary objectives are to estimate the progression-free survival and overall survival of patients treated with weekly paclitaxel alone and weekly paclitaxel with REOLYSIN; to estimate (and compare) the proportion of patients who respond to the regimen on each arm of the study (according to RECIST 1.1 with measurable patients and by CA-125 for those patients with detectible disease only); and to characterize and compare progression-free survival and overall survival in patients with measurable disease (RECIST 1.1 criteria) and patients with detectable (nonmeasurable) disease. The study enrolled approximately 150 patients.

NRG Oncology is responsible for following patients and collecting and collating all patient data. Once complete, the data will be analyzed and provided to NCI and Oncolytics.

About Ovarian Cancer
The American Cancer Society estimates that 21,980 American women will be diagnosed with ovarian cancer and an estimated 14,270 will die from the disease in 2014. Ovarian cancer accounts for about 5% of all cancer deaths among women. The prognosis for patients diagnosed with ovarian cancer at the localized stage is good with a five-year survival rate of 92%; however, only about 15% of cases are diagnosed at this stage. The relative 10-year survival rate for all stages combined is approximately 35%.

About The OSUCCC – James
The Ohio State University Comprehensive Cancer Center – Arthur G. James Cancer Hospital and Richard J. Solove Research Institute strives to create a cancer-free world by integrating scientific research with excellence in education and patient-centered care, a strategy that leads to better methods of prevention, detection and treatment. Ohio State is one of only 41 National Cancer Institute (NCI)-designated Comprehensive Cancer Centers and one of only four centers funded by the NCI to conduct both phase I and phase II clinical trials. The NCI recently rated Ohio State’s cancer program as “exceptional,” the highest rating given by NCI survey teams. As the cancer program’s 228-bed adult patient-care component, The James is a “Top Hospital” in the nation as ranked by U.S.News & World Report. In December 2014, Ohio State will open a new 1.1 million square foot, 21-floor James Cancer Hospital and Solove Research Institute. The freestanding hospital will feature the nation’s first fully integrated cancer emergency department and above-ground radiation therapy center as well as a precision cancer medicine clinic and distinct subspecialty care floors with integrated translational research labs.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics’ clinical program includes a variety of later-stage, randomized human trials in various indications using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, and U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws. Statements, other than statements of historical facts, included in this press release that address activities, events or developments that Oncolytics expects or anticipates will or may occur in the future, including such things as, the Company's expectations related to the GOG186H randomized Phase 2 study of REOLYSIN in combination with paclitaxel in patients with persistent or recurrent ovarian, fallopian tube or primary peritoneal cancer, the Company's belief as to the potential of REOLYSIN as a cancer therapeutic, and other such matters are forward-looking statements and forward-looking information and involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements and forward-looking information. Such risks and uncertainties include, among others, risks related to the statistical sufficiency of patient enrollment numbers in separate patient groups, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statement and forward-looking information. Investors are cautioned against placing undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update these forward-looking statements and forward-looking information, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
TMX Equicom Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@tmxequicom.com	TMX Equicom Michael Moore San Diego, CA Tel: 858.886.7813 mmoore@tmxequicom.com	Dian Griesel, Inc. Susan Forman 335 West 38th Street, 3rd Floor New York, NY 10018 Tel: 212.825.3210 Fax: 212.825.3229 sforman@dgicomm.com